Exhibit 99.1


                    INTERSTAR MILLENNIUM SERIES 2003-5G TRUST

    Quarterly Noteholders Report Related to the January 20, 2004 Distribtion


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Aggregate principal amount of each class of notes as at the             A2 Notes:  USD $675,000,000.00
first day after the Payment Date occurring during the
collection period:                                                      B1 Notes:  USD $41,000,000.00


Aggregate amount of interest payable on each class of notes             A2 Notes:  USD $2,211,772.50
on the Payment Date being 20th January 2004:
                                                                        B1 Notes:  USD $182,178.03


Aggregate of principal payments to be made in respect to each           A2 Notes:  USD $19,608,702.87
class of notes on the Payment Date being 20th January 2004:
                                                                        B1 Notes:  USD $0.00


Income for the collection period:                                       AUD $16,537,075.58


The Mortgage Principal Repayments for the collection period:            AUD $48,761,132.78


Expenses of the trust for the collection period:                        AUD $15,268,605.08


Aggregate of all redraws on the housing loans made during               AUD $17,513,132.78
the collection period:


Interest rates (US all in) applicable for interest period               A2 Notes: %1.3700%
ending 19th January 2004:                                               B1 Notes: %1.8700%

The scheduled and unscheduled payments of principal durin g             Scheduled:      AUD $1,145,238.33
the collection period:                                                  Unscheduled:    AUD $47,615,894.45


Aggregate of outstanding balances of housing loans as at the            9 January 2004: AUD $1,106,572,219.00
last of day of the collection period:


Delinquency and loss statistics with respect to the housing             Loss: Nil
loans as at the last day of the collection period
                                                                        Delinquency:
                                                                        0-29     1.80%
                                                                        30-59    0.52%
                                                                        60+      0.20%
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